FOR IMMEDIATE RELEASE

                                        CONTACT: PAMELA SHERRY
                                      TELEPHONE: 910-584-5171, EXT.4855

                LABORATORY CORPORATION OF AMERICA -TM- REPORTS
                     SECOND QUARTER AND SIX MONTH RESULTS

   $500 MILLION CONVERTIBLE PREFERRED STOCK OFFERING SUCCESSFULLY COMPLETED

            STRENGTHENED FINANCIAL POSITION PERMITS FOCUS ON GROWTH



BURLINGTON, NC, JULY 29, 1997 - Laboratory Corporation of America -TM- Holdings (LabCorp -TM-) (NYSE: LH) today announced results for the quarter and six month period ended June 30, 1997.

SECOND QUARTER RESULTS
----------------------

Net sales for the quarter were $389.6 million, operating income was $30.9 million, and net income $4.1 million. Primary and fully diluted earnings per share were $0.02. This compares with net sales of $410.0 million, operating income of $30.1 million, net income of $5.9 million, and earnings per share of $0.05 for the same period in 1996, before a special pretax charge of $23.0 million related to restructuring and other non-recurring charges and a $10.0 million increase to the allowance for doubtful accounts. After the 1996 special charge and allowance increase, the Company posted an operating loss of $2.9 million, a net loss of $14.2 million, and a net loss per share of $0.12. The change in second quarter 1997 net sales compared to the prior year's same quarter is the result of lower volumes offset by a 2% price increase and is chiefly related to LabCorp's program of actively eliminating accounts not meeting profitability criteria.

LabCorp considers earnings before interest, taxes, depreciation, and amortization (EBITDA) to be the best measurement of its performance. EBITDA for the second quarter of 1997 was $52.3 million, or 13.4% of net sales, versus $51.7 million before the special charges, or 12.6% of net sales, for the comparable period in 1996. Second quarter 1997 operating expenses declined by 5.6%, or $21.1 million, compared to the same period in 1996.

"LabCorp's  second  quarter  performance  demonstrates  the  benefits  of   our
intensive cost reduction program and our efforts to appropriately increase price," said Thomas P. Mac Mahon, President and Chief Executive Officer. "These results underscore our ongoing ability to reduce expenses concurrent with enhancing our pricing while recognizing volume declines. We will maintain this short-term strategy while we implement programs to provide long-term revenue growth opportunities."

SIX MONTH RESULTS
-----------------

Net sales for the six month period ended June 30, 1997 were $781.1 million, operating income was $58.6 million, and net income $6.5 million. Primary and fully diluted earnings per share were $0.04. For the same period in 1996, net sales were $813.9 million, operating income was $57.9 million, net income $11.8 million, and earnings per share were $0.10 before the special charge and allowance increase. After the charges, the Company posted operating income of $24.9 million, a net loss of $8.3 million, and a net loss per share of $0.07. EBITDA for the first six months of 1997 was $101.5 million, or 13.0% of net sales, versus $100.1 million, before the charges, or 12.3% of net sales, for the comparable period in 1996. Operating expenses in the first six months of 1997 declined by 4.4%, or $33.5 million, compared to the same period in 1996.

"Looking forward, we will continue to emphasize account profitability, improvement in our billing systems, aggressive price management, targeted opportunities for growth, and further cost reductions," commented Mr. Mac Mahon. "As part of this plan, we recently initiated the final stage in our process of closing the full service laboratory in Winston-Salem, North Carolina, which is expected to be completed by the fourth quarter of this year. Testing from this facility will be absorbed by other laboratories within our system."

RECAPITALIZATION PLAN SUCCESSFULLY COMPLETED
--------------------------------------------

In June, the Company successfully completed a rights offering to raise $500 million through the sale of convertible preferred stock. Including basic and oversubscriptions, offering subscriptions for approximately $700 million were received. "We are pleased that the offering generated such high interest from both existing and new shareholders," noted Mr. Mac Mahon. The proceeds from the offering, less expenses, were used to repay and reduce debt of the Company.

Upon completion of the recapitalization, the Company also entered into an amended credit agreement which is expected to provide added flexibility to pursue new growth opportunities. "Having strengthened our financial position, we are now able to fully focus our attention on important operating and growth issues," said Mr. Mac Mahon. As of June 30, 1997 LabCorp had $75 million outstanding under its revolving credit line and additional availability of $375 million.

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1996.

Laboratory Corporation of America -TM- Holdings (LabCorp -TM-) is a national clinical laboratory organization with annualized revenues of $1.6 billion in 1996. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.


                                - End of Text -

                              - Table to Follow -

                  LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES
                               SUMMARIZED FINANCIAL INFORMATION
                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                    THREE MONTHS ENDED                      SIX MONTHS ENDED
                                        JUNE 30,                                 JUNE 30,
                           --------------------------------      --------------------------------
                                          (1)         (1)                       (1)        (1)
                                         Before      After                     Before     After
                                        Charges     Charges                   Charges    Charges
                               1997       1996       1996           1997        1996       1996
                           --------------------------------      --------------------------------

Net Sales                    $ 389.6    $ 410.0    $ 410.0         $ 781.1    $ 813.9    $ 813.9
                             =======    =======    =======         =======    =======    =======

EBITDA                       $  52.3    $  51.7    $  18.7         $ 101.5    $ 100.1    $  67.1
                             =======    =======    =======         =======    =======    =======

Operating income (loss)      $  30.9    $  30.1    $  (2.9)        $  58.6    $  57.9    $  24.9
                             =======    =======    =======         =======    =======    =======

Earnings before income taxes $  10.1    $  13.3    $ (19.7)        $  16.1    $  25.1    $  (7.9)

Provision for income taxes      (6.0)      (7.4)       5.5            (9.6)     (13.3)      (0.4)
                             -------    -------    -------         -------    -------    -------
Net earnings (loss)          $   4.1    $   5.9    $ (14.2)        $   6.5    $  11.8    $  (8.3)
Less preferred dividends
and accretion of manditorily
redeemable preferred stock      (1.2)       --         --             (1.2)       --         --
                             -------    -------    -------         -------    -------    -------
Net income attributable
to common shares             $   2.9    $   5.9    $ (14.2)        $   5.3    $  11.8    $  (8.3)
                             =======    =======    =======         =======    =======    =======

Earnings (loss) per share:

  Primary earnings per
    share (2)                $  0.02    $  0.05    $ (0.12)        $  0.04    $  0.10    $ (0.07)
                             =======    =======    =======         =======    =======    =======
  Fully diluted earnings
    per share (3)            $  0.02    $  0.05    $ (0.12)        $  0.04    $  0.10    $ (0.07)
                             =======    =======    =======         =======    =======    =======

(1) Charges in 1996 include $23.0 million for restructuring and other non-recurring items and $10.0 million to increase the provision for doubtful accounts.

(2) Primary earnings per common share are based on the weighted average number of shares outstanding during the three-and six-month periods ended June 30, 1997 of 122,935,080 shares and the weighted average number of shares outstanding during the three- and six-months ended June 30, 1996 of
    122,920,200 shares and 122,914,474 shares, respectively.

(3) Fully diluted earnings per share are based on the weighted average number of shares outstanding during the three- and six-month periods ended June 30, 1997 of 142,915,080 shares and 132,980,273 shares, respectively and the weighted average number of shares outstanding during the three-
    and six-month periods ended June 30, 1996 of 122,920,200 shares and 122,914,474 shares, respectively.
